Exhibit 99.1

Acergy S.A. Annual Report and Form 20-F

London, England – February 24, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) today announced the publication of the Annual Report and Financial Statements 2009 and advises that the Company’s Annual Report on Form 20-F for the year ended November 30, 2009 will be filed with the US Securities and Exchange Commission (SEC) later today.

Copies of the Annual Report and Financial Statements 2009 are available on our website:

www.acergy-group.com/public/FinancialReports

Copies of the Annual Report on Form 20-F may be obtained either from the SEC or from our website:

www.acergy-group.com/public/FinancialReports

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.

We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.